EXHIBIT 99.1

Endeavour Silver Announces Initial Mineral Resource Estimate and Filing of NI43-101 Technical Report on the Pitarrilla Project in Durango State, Mexico

VANCOUVER, British Columbia, Dec. 08, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) announces that it has filed on SEDAR (www.sedar.com) a technical report (as defined in National Instrument 43-101) for the Company’s recently acquired Pitarrilla project in Durango state, Mexico. The Technical Report dated November 21, 2022 and entitled “Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico” (the “2022 Pitarrilla Report”) provides an independent estimate of the Mineral Resources identified at Pitarrilla as of October 6, 2022. The 2022 Pitarrilla Report was prepared on behalf of the Company by SGS Geological Services Inc.(“SGS”), an international firm specializing in mining and mineral estimation, engineering and evaluation services.

Dan Dickson, Chief Executive Officer, stated “With a verified current resource of nearly 600 million ounces of silver, the 2022 Pitarrilla Report validates the merits of acquiring one of the world’s largest undeveloped silver deposits. Through historic drilling, the Pitarrilla project has benefitted from over 225,000 metres of drilling and was advanced to a prefeasibility study of an underground operation and an open pit feasibility study in 2009 and 2012, respectively. The comprehensive work done to date, combined with the size and the scale of the deposit, provide flexibility and versatility for various mining scenarios. We will use the data collected to guide our exploration path going forward, with the potential to add significant value to the Company.”

The following information is derived from the 2022 Pitarrilla Report:

The total Indicated Mineral Resources (open pit and underground) at Pitarrilla totals 158.6 million tonnes containing 491.6 million ounces (oz) silver (Ag) grading 96.4 grams per tonne (gpt), 1.1 million pounds (lbs) of lead (Pb) grading 0.31%, 2.6 million pounds of Zinc (Zn) grading 0.74% for a total of 693.9 million ounces of silver equivalent (AgEq) grading 136 gpt.

The Inferred Mineral Resource (open pit and underground) totals 35.4 million tonnes containing 99.4 million oz Ag grading of 87.2 gpt, 281 million lbs Pb grading 0.36%, 661 million lbs Zn grading 0.85% for a total of 151.2 million ounces AgEq grading 132.7 gpt.

Silver equivalent grades are calculated using this formula: Ag (gpt) + [Pb (%) X 2204.6 X Pb Price / Ag Price X 31.1] + [Zn (%) X 2204.6 X Zn Price / Ag Price X 31.1] with price assumptions of Pb $1.00, Zn $1.30 and Ag $22.00.

Pitarrilla Mineral Resources Summary (effective as of October 6, 2022):

		Grade				Contained Metal
Cut-off Grade (AgEq g/t)	Tonnes (Mt)	Ag (gpt)	Pb (%)	Zn (%)	AgEq (gpt)	Ag (Moz)	Pb (Mlb)	Zn (Mlb)	AgEq (Moz)
In Pit (Oxide and Transition)
Indicated
50	133.9	87.1	0.19	0.48	112.3	375.1	547	1,409	483.2
Inferred
50	25.6	76.4	0.14	0.48	100.2	63.0	80	272	82.7
Underground (Sulphide)
Indicated
150	24.8	146.1	1.01	2.14	264.4	116.5	551	1,172	210.7
Inferred
150	9.8	115.5	0.93	1.80	217.5	36.4	202	389	68.6
Total In-pit and Underground (Oxide, Transition and Sulphide)
Indicated
50 and 150	158.6	96.4	0.31	0.74	136.0	491.6	1,098	2,580	693.9
Inferred
50 and 150	35.4	87.2	0.36	0.85	132.7	99.4	281	661	151.2

Notes:

(1)   The classification of the current Mineral Resource Estimate into Indicated and Inferred Mineral Resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(2)   All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(3)   All Mineral Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

(4)   Mineral Resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(5)   It is envisioned that parts of the Pitarrilla deposit (oxide and transition mineralization) may be mined using open pit mining methods. In-pit mineral resources are reported at a cut-off grade of 50 g/t AgEq within a conceptual pit shell, which has been limited to the base of the transition mineralization.

(6)   The results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

(7)   It is envisioned that parts of the Pitarrilla deposit (sulphide mineralization) may be mined using underground mining methods. Underground (below-pit) Mineral Resources are estimated from the bottom of the pit (base of transition mineralization) and are reported at a base case cut-off grade of 150 g/t AgEq. The underground Mineral Resource grade blocks were quantified above the base case cut-off grade, below the constraining pit shell and within the constraining mineralized wireframes. At this base case cut-off grade the deposit shows good deposit continuity with limited orphaned blocks. Any orphaned blocks are connected within the models by lower grade blocks and are included in the Mineral Resource estimate.

(8)   Based on the size, shape, location and orientation of the Pitarrilla deposit, it is envisioned that the deposit may be mined using low cost underground bulk mining methods (i.e. longhole mining).

(9)   High grade capping of Ag, Pb and Zn was done on 1.50 metre composite data.

(10)   Bulk density values were determined based on physical test work from each deposit model and waste model.

(11)   AgEq Cut-off grades consider metal prices of $22.00/oz Ag, $1.00/lb Pb and $1.30/lb Zn and considers variable metal recoveries for Ag, Pb and Zn: oxide and transition mineralization - 75% for silver, 70% for Pb and 65% for Zn; sulphide mineralization - 86% for silver, 91% for Pb and 85% for Zn.

(12)   The pit optimization and in-pit base case cut-off grade of 50 g/t AgEq considers a mining cost of US$2.50/t rock and processing, treatment and refining, transportation and G&A cost of US$22.40/t mineralized material, an overall pit slope of 42° for oxide and 48° for transition and metal recoveries. The below-pit base case cut-off grade of 150 g/t AgEq considers a mining cost of US$46.50/t rock and processing, treatment and refining, transportation and G&A cost of US$30.90/t mineralized material.

(13)   The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The database used for the current mineral resource estimate comprises data for 804 surface reverse circulation and diamond drill holes completed in the deposit area, which total 254,386 metres. The database totals 134,441 assay intervals for 188,816 metres.

The mineral resource estimate is based on 19 three-dimensional (“3D”) resource models representing oxide, transition and sulphide mineralization, as well as 9 lithological 3D solids and a digital elevation surface model. The main Pitarrilla deposit generally strikes 330° to 335° and dips/plunges steeply east-northeast (-60° to -65°). The oxide mineralization in the Cordon Colorado and Javelina Creek Zones extend for 700 to 900 metres southwest and northeast of the main Breccia Ridge Zone.

Silver, lead and zinc were estimated for each mineralization domain in the Pitarrilla deposit. Blocks within each mineralized domain were interpolated using 1.5 metres capped composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID2) interpolation method was used for all domains.

Project Description

Pitarrilla is a large undeveloped silver, lead, and zinc project located 160 kilometres north of Durango City, in northern Mexico. The project is within the Municipality of Santa María del Oro and Indé on the eastern flank of the Sierra Madre Occidental mountain range. The property comprises 4,950 hectares across five concessions and has significant infrastructure in place with direct access to utilities.

As a grassroots discovery in 2002 by SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining"), the project was held and owned by its subsidiary, SSR Durango, S.A. de C.V. From 2003 to 2012, SSR Mining conducted extensive drill campaigns on the project. Concurrently, SSR Mining published two technical reports, consisting of a prefeasibility study in 2009 focused on a high-grade underground mine scenario and a feasibility study in 2012 which evaluated an open-pit concept. In September of 2020, SSR Mining merged with Alacer Gold, whereby the resulting entity became a gold focused company.

Endeavour completed the purchase of the Pitarrilla Project from SSR Mining in July 2022, for total consideration of US$70 million and a 1.25% net smelter returns royalty. The acquisition is an excellent fit for Endeavour’s regional team in Mexico and enhances the Company’s growth pipeline together with the Terronera and Parral projects. Endeavour agreed to incur a minimum of US$10 million in exploration expenditures on Pitarrilla over the next five years. Endeavour plans to evaluate various production alternatives, including an underground option, which would strengthen the long-term production profile of the Company and provide significant value to shareholders.

National Instrument 43-101 Disclosure

The 2022 Pitarrilla NI 43-101 technical report is authored by Allan Armitage, Ph.D., P. Geo., (“Armitage”) of SGS Geological Services, and the Mineral Resource Estimate presented in the report was estimated by Armitage. Armitage is an independent Qualified Person as defined by NI 43-101 and is responsible for the Mineral Resource Estimate and all sections of the technical report. Armitage has reviewed and approved the contents of this news release.

The Technical Report is available for download under the Company's profile on SEDAR (www.sedar.com) and on the Company's website (www.edrsilver.com). There are no material differences in the Technical Report from the information disclosed in the News Release and the date of filing.

About Endeavour Silver
Endeavour Silver is a mid-tier precious metals mining company that operates two high-grade, underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  The Company’s philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Vice President of Investor Relations
Tel: (604) 685-9775
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation (together, “forward-looking statements”). Such forward-looking statements herein include but are not limited to statements regarding Mineral Resource and Reserve Estimates, future plans and objectives of the Company, proposed operations of the Company at Pitarrilla including mine development and future events and conditions that are not historical facts. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; the reliability of Mineral Resource and Reserve Estimates risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities and available at www.sec.gov, and Canadian securities regulatory authorities available at www.sedar.com.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of Mineral Resource and Reserve Estimates, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.